BB

SEC 11019076 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 51002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eagle One Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2208 E Broadway
(No. and Street)

Bismarck	ND	58501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Paulson 701-223-5394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

4310 17th Ave S	Fargo	ND	58108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

kw 3/17

OATH OR AFFIRMATION

I, Dave Paulson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eagle One Investments, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~President~~ CEO

Title

Notary Public

LORI SCHMIDT
Notary Public
State of North Dakota
My Commission Expires June 26, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
December 31, 2010 and 2009

Eagle One Investments, LLC

EAGLE ONE INVESTMENTS, LLC

Table of Contents

EideBailly®

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Members
Eagle One Investments, LLC
Washington, Iowa

We have audited the accompanying statements of financial condition of **Eagle One Investments, LLC** as of December 31, 2010 and 2009, and the related statements of operations, members' equity and other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all respects, the financial position of **Eagle One Investments, LLC** at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2011

www.eidebailly.com

1730 Burnt Boat Loop, Ste. 100 | P.O. Box 1914 | Bismarck, ND 58502-1914 | T 701.255.1091 | F 701.224.1582 | EOE

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents		
Unrestricted	$ 722,532	$ 1,097,158
Restricted	50,000	50,000
	772,532	1,147,158
Receivables		
Trade	383,776	341,786
State tax refund	-	48,870
Interest on state tax refund	-	12,750
Sales representatives and financial institutions	47,383	19,080
Related entities	-	803
Investments	-	5,946
Prepaid expenses	1,158	12,000
Other	1,080	314
Total current assets	1,205,929	1,588,707
SALES REPRESENTATIVES RECEIVABLE - LONG-TERM	50,714	36,817
PROPERTY AND EQUIPMENT, at cost		
Leasehold improvements	14,762	14,762
Computer and office equipment	65,176	52,219
	79,938	66,981
Accumulated depreciation/amortization	(51,629)	(40,715)
	28,309	26,266
	$ 1,284,952	$ 1,651,790
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - vendor	$ 6,589	$ 13,981
Accrued commissions and rents	435,531	377,944
Other accrued liabilities	489	4,454
Total current liabilities	442,609	396,379
MEMBERS' EQUITY		
Members' equity	842,343	1,252,765
Accumulated other comprehensive income		
Unrealized gains on securities	-	2,646
Total members' equity	842,343	1,255,411
	$ 1,284,952	$ 1,651,790

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
OPERATIONS		
REVENUE		
Commissions	$ 6,658,105	$ 5,344,487
Interest	12,788	99,587
Miscellaneous	115,965	29,389
	6,786,858	5,473,463
EXPENSES		
Commissions and rents	5,577,002	4,473,662
Management service fees	599,000	540,000
Professional services	173,051	66,512
Vendor charges and fees	145,408	127,103
Conventions and meetings	70,993	47,748
Dues, fees and subscriptions	70,041	53,701
Office rent and utilities	42,870	42,173
Telephone and internet service	41,014	43,419
Consulting	29,180	41,592
Licensing and filing	27,200	18,256
Life and health insurance - owners	26,380	26,380
Office and computer supplies	22,612	20,606
Software rental	18,770	13,913
Travel	17,075	12,579
Postage	15,285	19,203
Maintenance	14,181	10,676
Guaranteed payments	13,000	13,000
Depreciation and amortization	10,914	7,102
Insurance	6,670	5,973
Equipment rental	6,211	6,150
Meals and entertainment	2,852	4,021
State business taxes	2,225	(44,822)
Advertising	1,256	3,497
Bad debt	-	17,013
Miscellaneous	16,712	4,320
	6,949,902	5,573,777
Net income (loss) from operations	(163,044)	(100,314)
OTHER INCOME (LOSS)		
Realized gain on sale of investments	2,374	-
Net gain (loss) on settlement of claims	165,074	(418,548)
	167,448	(418,548)
NET INCOME (LOSS)	$ 4,404	$ (518,862)

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF MEMBERS' EQUITY AND OTHER COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Members' Equity	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE - DECEMBER 31, 2008	$ 1,516,309	$ 4,113	$ 1,520,422
Comprehensive loss			
Net loss	(518,862)	-	(518,862)
Unrealized loss on marketable securities	-	(1,467)	(1,467)
Total comprehensive loss			(520,329)
Member units issued	263,478	-	263,478
Member distributions	(8,160)	-	(8,160)
BALANCE - DECEMBER 31, 2009	1,252,765	2,646	1,255,411
Comprehensive income			
Net income	4,404	-	4,404
Less reclassification adjustment from sale of securities	-	(2,646)	(2,646)
Total comprehensive income			1,758
Member units redeemed	(414,826)	-	(414,826)
BALANCE - DECEMBER 31, 2010	$ 842,343	$ -	$ 842,343

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
OPERATING ACTIVITIES		
Net income (loss)	$ 4,404	$ (518,862)
Charges and credits to net income (loss) not affecting cash		
Depreciation and amortization	10,914	7,102
Gain on sale of investments	(2,374)	-
Changes in assets and liabilities		
Receivables	(21,767)	(69,596)
Prepaid expenses	10,842	(4,230)
Other	(766)	6,471
Accounts payable - vendor	(7,392)	(35,902)
Accrued commissions and rents	57,587	29,499
Accrued liabilities	(3,965)	(61,691)
NET CASH FROM (USED FOR) OPERATING ACTIVITIES	47,483	(647,209)
INVESTING ACTIVITIES		
Proceeds from sale of investments	5,674	-
Purchase of equipment	(12,957)	(7,640)
NET CASH FROM (USED FOR) INVESTING ACTIVITIES	(7,283)	(7,640)
FINANCING ACTIVITIES		
Proceeds from issuance of member units	-	263,478
Payment for member units redeemed	(414,826)	(8,160)
NET CASH FROM FINANCING ACTIVITIES	(414,826)	255,318
NET CHANGE IN CASH AND CASH EQUIVALENTS	(374,626)	(399,531)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,147,158	1,546,689
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 772,532	$ 1,147,158

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Eagle One Investments, LLC (Company) was formed March 30, 1998 as an Iowa company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company has offices in North Dakota and Iowa and has sales representatives in California, Colorado, Illinois, Iowa, Minnesota, Mississippi, Nebraska, North Dakota, and Wisconsin. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's registered representatives and financial institutions.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are generally received within thirty days from the date of the sale of the related investments. The Company does not charge interest and does not require collateral on accounts receivable.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal income tax returns prior to fiscal year 2007 are closed. The Company has amended several of its state income tax returns in California. The Company's California state income tax returns for the years 2007-2010 are currently open for examination or audit.

In accordance with FASB ASC 740-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2010 and 2009 the Company had no tax positions that would not be upheld under examination.

Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2010 and 2009, there were no interest or penalties recorded in the accompanying financial statements.

(continued on next page)

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Advertising

Costs for advertising are expensed as incurred. Advertising costs totaled $1,256 and $3,497 in 2010 and 2009, respectively.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash balance is maintained in various bank deposit accounts. One of these accounts is periodically in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all temporary, highly liquid investments and all certificates of deposit to be cash equivalents.

Depreciation and amortization

Property and equipment are recorded at cost. Depreciation and amortization are computed using accelerated and straight-line methods over the following estimated useful lives:

Leasehold improvements	39.5 years
Computer and office equipment	5-7 years

Subsequent Events

The Company has evaluated subsequent events through February 23, 2011, the date which the financial statements were available to be issued.

(continued on next page)

NOTE 2 - STATE BUSINESS TAX

Prior to 2009, the Company paid a special state business tax in the State of California, which was based on a percentage of gross annual revenues of the Company. The State of California's tax computation was overturned by the Court of Appeals in 2009 resulting in lower taxes for the Company. The Company received notice that the State of California was refunding the taxes previously paid by the Company with interest. A claim for refund was filed by the Company for all eligible years. During 2010, the Company received $48,870 for taxes previously paid and related interest of $12,750 for the tax years 2002 through 2008. These amounts are recorded as receivable at December 31, 2009.

NOTE 3 - FAIR VALUE OF ASSETS

Assets measured at fair value on a recurring basis at December 31, 2009 are as follows:

Available for Sale Securities	Cost	Gross Unrealized Gain	Fair Value
December 31, 2009			
NDAQ (NASD Stock)	$ 3,300	$ 2,646	$ 5,946

The Company identifies cost on the first-in first-out method.

The related fair values of these assets are determined as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Observable (Level 2)	Unobservable Inputs (Level 3)
December 31, 2009			
Available-for-sale securities	$ 5,946	$ -	$ -

The fair value for available-for-sale securities is determined by reference to quoted market prices.

Unrealized losses of $1,467 in 2009 are reported in the statements of members' equity and other comprehensive income as a component of other comprehensive income. During 2010, the Company received proceeds of $5,674 from the sale of its NASD Stock. The realized gain of $2,374 from the sale is reported in the statement of operations, and a reclassification adjustment of $2,646 was made to comprehensive income in the statement of members' equity and other comprehensive income to adjust previously reported net unrealized holding gains.

(continued on next page)

NOTE 4 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the securities accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer transactions introduced by the Company.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2010 and 2009, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2010	2009
Net capital ratio	**.94:1**	.38:1
Net capital	**$ 681,669**	$ 1,046,398
Net capital requirement	**$ 50,000**	$ 50,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $50,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

(continued on next page)

NOTE 7 - RELATED PARTY TRANSACTIONS

Management Services Agreement

The Company has entered into a management services agreement with EOI Management, Inc., a company related through common ownership. Under the terms of the agreement, EOI Management, Inc. is responsible for the Company's accounting, recordkeeping, determination of commissions, marketing support, compliance monitoring and testing, and various consultation, training, and assistance to be provided to the Company's agents and their customers. Commission amounts paid or owed to the Company's sales agents are determined by EOI Management, Inc. but continue to be paid directly by the Company. This agreement will expire on December 31, 2011 unless extended. During 2010 and 2009, the Company paid $599,000 and $540,000, respectively, in management service fees to EOI Management, Inc. for these services based on varying monthly amounts.

Office Lease

The Company leases office space under a monthly operating lease agreement with EOI Land Company, LLC, a company related through common ownership. Terms of the lease call for monthly payments of $2,000 and payment of all real estate taxes and utilities. This lease will expire on December 31, 2011 unless extended. Office lease payments to EOI Land Company, LLC totaled $24,000 each year in 2010 and 2009.

Commissions

Commissions paid to members of the Company totaled $2,251,762 and $2,015,214 in 2010 and 2009, respectively.

Guaranteed Payments

The Company made guaranteed payments of $1,000 to each of thirteen board members for the years ended December 31, 2010 and 2009. Guaranteed payments totaled $13,000 each year in 2010 and 2009.

Receivables from Sales Representatives and Financial Institutions

The Company has a receivable from one of the Company's sales representatives for client settlements paid by the Company on behalf of the sales representative. Payments are expected to be received monthly from the sales representative until the amount is paid in full. The Company's receivable from the sales representative totaled $38,714 and $46,028 at December 31, 2010 and 2009, respectively.

During 2010, the Company loaned $40,000 to one of the Company's sales representatives to assist in the representative's employment transition with the Company. Under the terms of the note receivable, the Company is to retain ten percent of the representative's monthly gross dealer concessions on a bi-monthly basis until the loan is paid in full. The note receivable is secured by the commissions of the representative and is non-interest-bearing through May 31, 2013 at which time any remaining unpaid amounts are due. Any outstanding amounts not repaid by May 31, 2013 will bear interest at a fixed annual rate of six percent. At December 31, 2010, the balance of this note receivable was $33,383.

The Company periodically has receivables from sales representatives and financial institutions resulting primarily from reimbursements owed to the Company from these parties in excess of commissions payable. These receivables totaled $26,000 and $9,869 at December 31, 2010 and 2009, respectively.

(continued on next page)

NOTE 8 - MEMBERS' EQUITY

The Company's Operating Agreement provides for three classes of membership interest: Series A, Series B and Series C. Only Series A members may vote or participate in the management of the Company. Each Series A member has only one vote, regardless of the amount of their capital contribution or the number of units owned. All classes share in the profits, losses and distributions of the Company according to their respective membership interest. Each member's liability is limited to the amount of their contribution. During 2010, the Company redeemed all Series C membership interests.

A summary of membership interests by class at December 31, 2010 and 2009 is as follows:

	2010		2009	
Membership interests	**Units**	**Cost**	Units	Cost
Series A	**130,000**	**130,000**	130,000	130,000
Series B	**191,746**	**255,656**	191,746	255,656
Series C	**-**	**-**	388,474	388,474
	321,746	**385,656**	710,220	774,130

NOTE 9 - LIFE INSURANCE

The Company is the beneficiary to various life insurance policies on several members of the Company. These policies are term life policies and have no cash surrender value. The face value of the policies on members totaled $4,772,000 at December 31, 2010 and 2009.

NOTE 10 - OPERATING LEASES

The Company leases software under a monthly operating lease. A portion of the lease payments are reimbursed to the Company from sales representatives utilizing the software. Payments under this lease, after reimbursements from sales representatives, totaled $18,770 and $13,913 in 2010 and 2009, respectively.

The Company leases office and computer equipment under monthly operating leases. Payments under these leases totaled $6,211 and $6,150 in 2010 and 2009, respectively.

NOTE 11 - RESTRICTED CASH BALANCE

Under the terms of the Company's clearing agreement with Mesirow Financial, the Company is required to maintain a balance of at least $50,000 in a deposit account at Mesirow Financial. Funds in the account may be used to cover any insufficiency in the Reserve for Bad Debt Account, as defined by the agreement. At December 31, 2010 and 2009, the Company had a restricted cash balance of $50,000 under this agreement.

(continued on next page)

NOTE 12 - SETTLEMENT OF CLAIMS

Prior to 2009, the Company was named as a defendant in multiple lawsuits involving charges of misconduct by a former officer of the company. Due to the uncertain nature of the claims, no provision was made in the financial statements for any liability for the lawsuits or general allegations of misconduct in the prior year. During 2009, the Company settled all claims resulting from these charges.

During 2010, the Company accepted a global settlement offer of $175,000 relating to claims made to the fidelity bond company for losses relating to client settlements in 2009 in exchange for releasing the fidelity bond company from any further liability for the clients involved.

The resulting gain (loss) from the settlement of these claims consists of the following:

	2010	2009
Funds received:		
Proceeds from fidelity bond insurance	**$ 175,000**	$ 820,032
Legal fee reimbursement	-	96,406
Settlement from other parties	-	553,970
Total funds received	**175,000**	1,470,408
Funds paid:		
Settlement of client claims	-	1,570,000
Legal fees	**9,926**	316,996
Consulting fees	-	1,960
Total funds paid	**9,926**	1,888,956
Net gain (loss) on settlement of litigation	**$ 165,074**	$ (418,548)

NOTE 13 - SUBSEQUENT EVENT

During 2010, the Company was notified that it had been named as a party in two separate FINRA arbitration hearings involving claims of four clients relating to losses incurred from investments in a specific product. Subsequent to year-end, the Company reached a settlement agreement with three of the clients in the amount of $75,000. The fidelity bond company is expected to pay at least $70,000 of this settlement amount, and a maximum of $5,000 is expected to be paid by the Company.

One FINRA arbitration hearing involving the remaining client is still open. This claim currently totals approximately $35,000. The Company believes the claim is without merit and intends to contest the claim at the arbitration hearing. In the event the arbitration rules in favor of the client, the insurance company is expected to pay any amounts due.

Supplementary Information

Eagle One Investments, LLC

EAGLE ONE INVESTMENTS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL		
Total members' equity from the statement of financial condition	$	842,343
Deductions		
Nonallowable assets:		
Net commissions receivable in excess of liabilities		(28,310)
Receivables from non-customers		(98,097)
Haircuts on securities		(2,686)
Clearing firm unsecured debits		(1,034)
Receivables from related entities		-
Equipment		(28,309)
Prepaid expenses and other assets		(2,238)
Net capital	$	681,669
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - greater of 6-2/3% times aggregate indebtedness or $50,000	$	50,000
Excess net capital	$	631,669
Excess net capital at 1,000% (Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required)	$	621,669
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	637,609
Ratio of aggregate indebtedness to net capital		.94:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	681,669
Net year end adjustments		-
	$	681,669

EideBailly®

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Eagle One Investments, LLC
Washington, Iowa

In planning and performing our audit of the financial statements of **Eagle One Investments, LLC** as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rude 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

1730 Burnt Boat Loop, Ste. 100 | P.O. Box 1914 | Bismarck, ND 58502-1914 | T 701.255.1091 | F 701.224.1582 | EOE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 23, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2011